

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 7, 2016

Greg Hiscock
General Counsel
Mitel Networks Corporation
350 Legget Drive
Ottawa, Ontario
Canada K2K 2W7

> **Re: Mitel Networks Corporation**
> **Registration Statement on Form S-4**
> **Filed May 13, 2016**
> **File No. 333-211358**

Dear Mr. Hiscock:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 45

Mitel could be treated as a U.S. corporation for U.S. federal income tax purposes following the merger, which would subject Mitel and its U.S. affiliates to certain…, p. 45

1. Please tell us whether management has received or plans to obtain a tax opinion prior to closing of the merger supporting the tax conclusions relating to Section 7874 of the Tax Code.

Background of the Merger, page 49

2.   Identify the reasons why the Polycom Board had reservations about the benefits of the merger on August 12, 2015.

3.   We note that on May 23, 2016, Polycom filed a Form 8-K disclosing that it had received a revised, non-binding "Company Superior Proposal" to purchase Polycom from "Sponsor 1." Please update your disclosure to reflect the revised proposal, particularly why this proposal qualified as a "Company Superior Proposal" now as opposed to the proposal rejected on April 26, 2016. The revised disclosure should indicate Polycom's board's consideration of the proposal as required under the Merger Agreement (as outlined on page 136), and if the Polycom board declined Sponsor 1's revised offer, why the board rejected Sponsor 1's proposal.

Material Canadian Federal Income Tax Consequences, page 119

4.   Clarify whether any Non-Canadian Holder will be subject to Canadian income tax upon the exchange of his or her Polycom shares for Mitel shares. If the conclusion is that the exchange will generally not be taxable, please advise whether you will be filing an opinion of counsel as an exhibit to your registration statement under Item 601(b)(8) of Regulation S-K. If you believe that opinion of counsel is not required, please provide an analysis supporting such conclusion. Please consider Note 40 of Staff Legal Bulletin 19 and Item 601(b)(8) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christy Adams, Staff Accountant, at (202) 551- 3363 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Adam M. Givertz
    Paul, Weiss, Rifkind, Wharton & Garrison LLP